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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 1999

Securities registered as of December 31, 1999

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

Kingdom of Sweden 12% Bonds Due 2010	$200,000,000	New York Stock Exchange

Kingdom of Sweden 11 1/8% Bonds with warrants Due 2015	$600,000,000	New York Stock Exchange

Kingdom of Sweden 6 1/2% Global Bonds Due 2003	$2,000,000,000	New York Stock Exchange

        Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

  Anne Gynnerstedt
  General Counsel
  RIKSGÄLDSKONTORET
  SE-103 74 STOCKHOLM
  Sweden

The information set forth below is to be furnished:

        1.     In respect of each issue of securities of the registrant registered, a brief statement as to:

          (a)   The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

          There have been no such modifications.

          (b)   The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          There has been no such law, decree or administrative action.

          (c)   The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          There has been no such failure.

        2.     A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

          (a)   Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

          The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 1999 was Swedish kronor 818,301,349(1)

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

          In addition, there were outstanding various internal loans, to a total amount of Swedish kronor 586,143,570 guaranteed by the registrant as to principal and interest.

          (b)   External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

          The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 1999 was as follows: (in thousands)

U.S. dollars (USD)	6,323,173
Australian dollars (AUD)	200,000
Canadian dollars (CAD)	1,036,780
Swiss francs (CHF)	1,550,000
Danish kroner (DKK)	4,724,500
Euro (EUR)	12,931,796
Pounds sterling (GBP)	1,078,798
Japanese yen (JPY)	350,700,000
Norwegian kroner (NOK)	1,400,000
New Zealand dollars (NZD)	200,000

          In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 1999 was as follows: (in thousands)

U.S. dollars (USD)	2,980,681
Euro (EUR)	6,791,352
Danish kroner (DKK)	3,146,693
Pounds sterling (GBP)	105,000
Japanese yen (JPY)	68,000,000
Norwegian kroner (NOK)	700,000
New Zealand dollars (NZD)	39,400

        3.     A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency of currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

A—Internal Funded Debt as of December 31, 1999(1)
(Payable in Swedish kronor)

Title and Interest Rate	Year of final maturity	Principal amount outstanding
		(in thousands of Skr)
Treasury Bonds:
13% of 1990/6/15	2001	78,596,900
Index linked zero coupon bonds of	2001	1,812,558
11% of 1989/5/5	2000	61,000
10.25% of 1994/5/5	2000	12,984,900
11% of 1991/4/23	2002	13,088,000
5.5% of 1996/4/12	2002	50,745,500
10.25% of 1991/5/5	2003	78,989,700
Index linked zero coupon bonds of 1994/4/1	2004	15,179,291	(2)
5% of 1998/1/15	2004	60,746,000
6% of 1993/2/9	2005	73,568,700
3.5% of 1999/4/20	2006	41,578,000
6.5% of 1996/10/25	2006	39,288,000
8% of 1995/8/15	2007	37,559,900
6.5% of 1997/5/5	2008	45,277,000
Index linked 4% bonds of 1995/12/1	2008	24,374,385	(2)
9% of 1993/4/20	2009	47,540,500
5% of 1998/1/28	2009	46,386,000
6.75% of 1997/5/5	2014	40,990,000
Index linked zero coupon bonds of 1994/4/1	2014	20,028,491	(2)
Index linked 3.5% bonds of 1998/12/1	2015	2,769,000	(2)
Index linked 4% bonds of 1995/12/1	2020	29,199,525	(2)
Index linked 3.5% bonds of 1997/12/1	2028	3,000	(2)
Index linked 3.5% bonds of 1998/12/1	2028	3,135,000	(2)

Total Treasury Bonds		763,901,349

(1)
No amortization or sinking fund provision.

(2)
At time of issue paid in discounted amount.

Title and Interest Rate	Year of final maturity	Principal amount outstanding
		(in thousands of Skr)
Lottery Bonds(1)(2):
3.60% of 1986/1/29(3)	2000	6,900,000
5.40%-11.40% of 1992/3/20(3)	2000	2,200,000
5.40%-11.40% of 1992/10/23(3)	2000	1,600,000
5.10%-9.90% of 1993/4/2(3)	2001	3,000,000
4.20%-8.10% of 1993/9/17(3)	2001	3,400,000
3.60%-7.50% of 1994/2/11(3)	2001	2,600,000
3.60%-7.50% of 1944/9/30(3)	2001	1,800,000
6.90% of 1995/5/22	2002	2,700,000
6.00% of 1995/12/11	2002	1,900,000
4.50% due 2000, 2.43% due 2001 and 2002 of 1999/10/7	2002	4,600,000
5.10% of 1996/6/24	2003	4,500,000
4.20% of 1996/12/16(3)	2003	2,400,000
3.75% of 1997/4/21	2004	3,700,000
3.75% of 1997/12/15	2004	2,100,000
3.75% of 1998/7/10	2006	3,400,000
2.00%-6.00% of 1999/4/26(3)	2007	3,700,000
3.30% of 1998/11/27	2008	3,900,000

Total Lottery Bonds		54,400,000

Total Internal Funded Debt		818,301,349

(1)
Lottery bonds do not bear interest; bonds are selected by lot (twice or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(2)
No amortization or sinking fund provision.

(3)
The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 1999
(Payable in Swedish kronor)

Principal Amount Guaranteed
(in thousands of kronor, SEK)
Standing Guarantees Issued by Riksgäldskontoret:
Konungariket Sveriges Stadshypotekskassa (The Urban Mortgage Bank of Sweden)	4,000,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	1,500,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	300,000
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	900,000
Venantius AB (housing finance)	21,533,457
Statens Bostadslåneaktiebolag, SBAB (housing finance)	43,495,000

Total	72,078,457

Other Guarantees Issued by Riksgäldskontoret:
Customers of Swedish shipyards	138,836
Subsidiaries (including Forsmark Kraftgrupp AB) to Vattenfall AB	113,686
Certain loans raised by mortgage institutions	118,041
Pension guarantees	23,494,250
Stockholmsleder AB (road construction)	3,056,000
Göteborgs Trafikleder AB (road construction)	260,000
Öresundsbro Konsortiet (bridge and tunnel construction)	9,307,368
Botniabanan AB (railway construction)	225,000
SKD företagen AB (data-processing)	250,000
Others	173,103

Total	37,136,284

Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	398,643,000
Exportkreditnämnden (The Export Credit Guarantee Board)	53,510,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	16,574,334
SIDA (Swedish International Development Agency)	7,048,000
Länsstyrelser (The County Government Boards)	515,791
Fiskeriverket (The National Board of Fisheries)	4,973
Others	632,731

Total	476,928,829

Total Guaranteed Internal Debt	586,143,570

B—External Funded Debt as of December 31, 1999
(Payable in Foreign Currencies)

Title and Interest Rate	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
US Dollars		USD
5.60% Bonds of 1997/1/30	2000	5,111,540
6% Bonds of 1997/5/28	2000	380,050
Zero Coupon Bonds of 1995/7/31	2000	262,990
6.25% Bonds of 1997/2/3	2000	500,000
Bonds of 1997/10/30	2001	146,838
5.75% Bonds of 1996/3/26	2001	500,000
Zero Coupon Bonds of 1998/1/8	2001	121,600
6.125% Bonds of 1997/12/3	2002	750,000
6.5% Bonds of 1993/3/4	2003	2,000,000
6.75% Bonds of 1997/5/27	2004	500,000
6.125% Bonds of 1998/1/2	2008	500,000
Serial Zero Coupon Bonds of 1984/4/4(2)	2009	111,832
12% Bonds of 1985/2/6	2010	53,246
11.125% Bonds of 1985/6/12	2015	117,081
10.25% Bonds of 1985/11/6	2015	7,586

Total US Dollars		11,062,763	47,652,133

Japanese Yen		JPY
3.10% Bonds of 1995/5/9	2000	20,000,000
4.45% Bonds of 1995/2/23	2001	86,200,000
3.65% Bonds of 1995/5/9	2002	45,000,000
3.2% Bonds of 1995/6/7	2002	80,000,000
4.45% (AUD) Bonds of 1996/7/18	2002	5,000,000
3.5% Bonds of 1994/1/12	2004	41,500,000
4.05% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/7/11	2006	10,000,000
4% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/7/25	2006	10,000,000
3.725% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/8/14	2006	5,000,000
3.95% (AUD) Bonds of 1996/8/14	2006	5,000,000
3.4% (AUD) Bonds of 1997/5/6	2007	3,000,000

Total Japanese Yen		350,700,000	26,842,606

Swiss Francs		CHF
4.50% Bonds of 1995/8/16	2001	200,000
4.375% Bonds of 1995/11/27	2002	150,000
4.75% Bonds of 1993/8/11	2003	500,000
4.5% Bonds of 1996/9/8	2006	200,000
4% Bonds of 1997/1/31	2007	200,000
4% Bonds of 1997/2/21	2007	300,000

Total Swiss Francs		1,550,000	8,309,365

Pounds Sterling		GBP
7.625% Bonds of 1993/7/28	2000	350,000
7.5% Bonds of 1997/1/30	2002	200,000
7.75% Bonds of 1996/10/3	2003	300,000
13.5% Bonds of 1983/1/19	2010	44,416
11% Bonds of 1984/10/17	2012	100,000
9.75% Bonds of 1985/11/20	2014	84,382

Total Pounds Sterling		1,078,798	12,228,331

Euro (original currency of issuance within brackets)		EUR
7.25% Bonds of 1993/6/30 (EUR)	2000	775,000
Bonds of 1996/4/9 (EUR)	2000	55,000
Bonds of 1995/2/1 (DEM)	2000	766,937
6% Bonds of 1995/7/6 (DEM)	2000	102,258
Bonds of 1994/9/5 (DEM)	2000	102,258
6% Bonds of 1995/9/12 (DEM)	2000	664,679
8.625% Bonds of 1996/2/22 (ESP)	2000	90,152
8.05% Bonds of 1995/5/27 (ESP)	2000	60,101
Bonds of 1993/8/25 (ESP)	2000	45,526
7.25% Bonds of 1993/5/19 (FRF)	2000	457,347
6.65% Bonds of 1985/7/31 (FRF)	2000	18,943
8.75% Bonds of 1996/5/23 (ITL)	2000	103,291
Bonds of 1994/9/28 (PTE)	2000	49,879
10% Bonds of 1996/2/8 (ITL)	2001	257,833
5.375% Bonds of 1996/6/24 (NLG)	2001	136,134
5% Bonds of 1996/2/8 (DEM)	2001	511,291
5.375% Bonds of 1996/7/2 (DEM)	2001	383,469
5.625% Bonds of 1996/5/13 (DEM)	2001	153,387
7.5% Bonds of 1995/4/11 (NGL)	2002	113,445
7.125% Bonds of 1995/8/22 (LUF)	2002	61,973
Bonds of 1997/6/30(3) (ESP)	2002	90,152
Zero Coupon Notes of 1995/11/23 (LUF)	2002	48,228
Zero Coupon Notes of 1993/4/1 (FRF)	2003	302,763
9.75% Bonds of 1993/8/6 (ITL)	2003	82,943
Bonds of 1996/2/8 (ITL)	2004	123,949
5.75% Bonds of 1994/2/11 (NGL)	2004	226,890
6.25% Bonds of 1996/2/20 (FRF)	2004	457,347
5.375% Bonds of 1997/12/10 (LUF)	2004	49,579
Bonds of 1997/2/20(3) (ESP)	2005	78,132
7.35% Bonds of 1996/11/8 (ESP)	2006	51,724
3.50% Bonds of 1999/2/9 (EUR)	2006	2,500,000
Bonds of 1997/2/13(3) (FRF)	2007	76,224
Bonds of 1997/10/24 (ITL)	2007	206,582
6.625% Bonds of 1996/9/30 (FRF)	2008	457,347
6.5% Bonds of 1996/3/5 (DEM)	2008	150,831
5.0% Bonds of 1998/1/2 (EUR)	2009	3,000,000
Bonds of 1996/5/16 (ESP)	2011	60,101
9.405% Bonds of 1996/4/9 (ESP)	2026	60,101

Total Euro		12,931,796	115,571,274

Canadian Dollars		CAD
7.125% Bonds of 1996/4/24	2000	100,000
6.75% Bonds of 1996/2/15	2001	200,000
6.875% Bonds of 1996/9/30	2002	100,000
8% Bonds of 1993/5/12	2003	286,780
7% Bonds of 1993/12/1	2008	350,000

Total Canadian Dollars		1,036,780	5,859,874

Norwegian Kroner		NOK
Bonds of 1997/3/4(3)	2004	400,000
6.9% Bonds of 1995/12/5	2005	1,000,000

Total Norwegian Kroner		1,400,000	1,473,640

Danish Kroner		DKK
4% Bonds of 1996/12/20	2000	600,000
7.50% Bonds of 1995/7/10	2000	400,000
Zero Coupon Bonds of 1995/10/18	2001	324,500
6.5% Bonds of 1996/3/28	2002	400,000
4% Bonds of 1996/11/8	2002	500,000
4% Bonds of 1996/11/11	2002	500,000
4% Bonds of 1997/2/17	2004	900,000
Bonds of 1997/8/11(3)	2005	400,000
4% Bonds of 1997/7/9	2005	700,000

Total Danish Kroner		4,724,500	5,524,157

Australian Dollar		AUD
8.625% Bonds of 1996/5/15	2001	100,000
7.875% Bonds of 1997/4/23	2007	100,000

Total Australian Dollar		200,000	1,136,680

New Zealand Dollar		NZD
7% Bonds of 1997/1/28	2000	100,000
8% Bonds of 1997/6/17	2002	100,000

Total New Zealand Dollar		200,000	1,039,512

Non public funded debt			53,624,815

Total External Funded Debt			279,262,388

Total of External Short Term Floating Debt(4)			821,958
Unrealised currency gains/loss(5)			10,990,055

Total debt denominated in foreign currency			291,074,401

(1)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rate in effect on the date of issue.

(2)
Interest at the equivalent of 13.125% per annum.

(3)
Special interest conditions.

(4)
Eurocommercial Paper Programme of 1988.

(5)
According to exchange rates per December 31, 1999.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 1999
(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor, SEK(1)
		(in thousands)	(in thousands)
Guarantees Issued by Riksgäldskontoret:
Forsmarks Kraftgrupp AB (nuclear plant)	JPY	16,000,000	1,335,200
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	590,905	5,060,213
Swedegas AB (natural gas project)	DKK	100,000	115,050
Sovereign States in Eastern and Central Europe	USD	70,915	604,554
Sovereign States in Eastern and Central Europe	EUR	20,157	172,610
Sweden House in St. Petersburg, Russia	USD	14,023	119,543
Brazil	USD	71,160	606,636
Öresundsbro Konsortiet	EUR	622,678	5,332,305
Öresundsbro Konsortiet	JPY	52,000,000	4,339,400
Öresundsbro Konsortiet	DKK	3,046,693	3,505,220
Öresundsbro Konsortiet	USD	275,000	2,344,375
Öresundsbro Konsortiet	GBP	105,000	1,448,475
Öresundsbro Konsortiet	NOK	700,000	742,350
Öresundsbro Konsortiet	NZD	39,400	174,838

Total			25,900,769

Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	14,460,105
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	138,173
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	2,879,905
European Investment Bank (EIB)	EUR	3,071,034	26,298,800
Nordic Investment Bank (NIB)	EUR	2,118,226	18,139,428
Council of Europe Development Bank (CEB)	EUR	32,052	274,477
Inter-American Development Bank (IDB)	USD	314,807	2,683,730
Asian Development Bank (AsDB)	USD	157,700	1,344,393
African Development Bank (AfDB)	USD	364,668	3,108,795

Total			69,327,806

Total Guaranteed External debt			95,228,575

RECAPITULATION OF GUARANTEED DEBT:
Total Guaranteed Internal Debt			586,143,570
Total Guaranteed External Debt			95,228,575

Total Guaranteed Debt			681,372,145

(1)
Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 1999 as follows; 8.525 Swedish kronor per U.S. dollar, 0.08345 Swedish kronor per Japanese yen, 13.795 Swedish kronor per Pound sterling, 1.0605 Swedish kronor per Norwegian krona, 8.5635 Swedish kronor per E.U. euro, 1.1505 Swedish kronor per Danish krona and 4.4375 per New Zealand dollar.

        4.     a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

            (1)   Total amount held by or for the account of the registrant.

            The following have been repurchased by the issuer and cancelled and are no longer outstanding:

12% Bonds of 2/6/1985 due 2010	$144,754,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$482,919,000

$627,673,000

            (2)   Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

            Not practicable.

            (3)   Total amount otherwise outstanding.

12% Bonds of 2/161985, due 2010	$55,246,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$117,081,000
6 1/2% Global Bonds of 1993, due 2003	$2,000,000,000

$2,172,327,000

          (b)   If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

          Securities bought in the market.

        5.     A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

          a)    Internal floating indebtedness of the registrant.
  (Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 1999
(Payable in Swedish Kronor)

Principal amount outstanding
(in thousands of Skr)
Treasury Bills(1)	243,581,757
Overnight borrowing	0
Repurchase agreements	11,704,460
Stripped Treasury Bonds	7,095
National Debt Account	3,037,089
National Debt Savings	6,473,617

Total Internal Floating Debt	264,804,018

(1)
At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	818,301,349
Total Floating Debt	264,804,018

Total Internal Debt	1,083,105,369

          b)    External floating indebtedness of the registrant.
  (Total to be stated in the respective currencies in which payable).

Title and Interest Rate		Principal Amount Outstanding(1)	Equivalent in Swedish kronor(2)
		(in thousands)
US Dollars	USD
Sovereign Notes of 1986(3)		0
Eurocommercial Paper Program of 1988(4)		105,000

Total US Dollars		105,000	821,958

Euro	EUR
Eurocommercial Paper program of 1989		0

Total US Dollars		0	0

Pound Sterling	GBP
Eurocommercial Paper Program of 1993(3)		0

Total Pound Sterling		0	0

Total External Floating Debt			821,958

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(2)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rate in effect on the date of issue.

(3)
The notes are continuously offered in the United States with a maximum maturity of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(4)
In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	279,262,388
Total External Floating Debt	821,958

Total External Debt	280,084,346

        6.     Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.(6)

Central Government Revenues and Expenditures

	Fiscal Years
	1998	1999
	(in millions of kronor)
REVENUES
Taxes:
Taxes on income, capital gains and profits(1)	114,235	136,126
Statutory social securities fees	210,857	232,757
Taxes on property	35,133	39,209
Value added tax	162,607	170,597
Petrol tax(2)	—	—
Tobacco tax	7,507	7,396
Alcoholic beverage tax	9,962	10,599
Tax on energy consumption	49,811	50,488
Taxes on road traffic	6,103	6,421
Other taxes	43,477	18,819

Total taxes	639,692	672,411

Non-tax revenues
Operating surpluses(3)	13,865	10,313
Interest received by the Government	1,652	2,215
Other non-tax revenues(4)	21,936	21,603

Total non-tax revenues	37,453	34,131

Capital revenues	11,227	1,020
Loan repayment	2,889	3,051
Computed revenues(5)	5,165	5,194
Contributions from the European Union	9,888	9,296

Total other revenues	29,169	18,562

Total Revenues(6)	706,314	725,104

		1998	1999
		(in millions of kronor)
(1)	Net personal income taxes	39,831	61,675
	Corporate income taxes	68,322	68,734
	Other income taxes	6,081	5,716
(2)	From 1995/96 Petrol tax is included in tax on energy consumption.
(3)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(4)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(5)
Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can show a deficit.
(6)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

	Fiscal Years
	1998	1999
	(in millions of kronor)
EXPENDITURES
1 The Swedish political system	4,328	4,541
2 Economy and fiscal administration	1,981	1,515
3 Tax administration and collection	5,864	5,953
4 Justice	21,413	22,262
5 Foreign policy administration and international co-operation	2,638	2,877
6 Total defence	42,399	44,264
7 International development assistance	11,479	12,418
8 Immigrants and refuges	4,186	4,402
9 Health care, medical care, social services	23,124	24,519
10 Financial security in the event of illness and disability	39,685	88,477
11 Financial security in old age	62,684	34,450
12 Financial security for families and children	35,910	41,175
13 Financial security in the event of unemployment	37,331	35,448
14 Labour market and working life	47,668	48,795
15 Study support	21,919	19,676
16 Education and university research	27,737	29,148
17 Culture, the media, religious organisations and leisure	7,342	7,554
18 Planning, housing supply and construction	22,371	17,172
19 Regional balance and development	3,437	3,720
20 General environment and conservation	1,372	1,632
21 Energy	867	1,101
22 Communications	27,348	25,629
23 Agriculture and forestry, fisheries etc.	11,836	11,925
24 Business sector	2,777	3,256
25 General grant to municipalities	96,784	102,542
26 Interest on Central Government Dept. etc.	113,405	89,885
27 Contribution to the European Community	21,210	20,884

Total areas of expenditure	699,094	705,222

Budget deficit	-7,220	-19,882
Transactions outside closed accounts	—	—
Net lending by Riksgäldskontoret	-2,828	-17,933
Adjustment to cash basis(7)	386	858
Transfer from the National Pension Fund(8)	—	-45,000

Net borrowing requirement(9)	-9,662	-81,957

(7)
Excluding Transfer from National Pension Fund.

(8)
The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.

(9)
As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

        7.     (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

        None.

          (b)   If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

        Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

        8.     Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

August 31, 2000
(In Skr millions)
Notes and coins (excluding bank holdings)	88,947
Gold reserves of Sveriges Riksbank	14,774

        9.     Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Foreign trade by commodity Groups

	Year ended December 31,
	1998		1999
	millions of kronor	%	millions of kronor	%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	17,546	2.6	18,453	2.6
Wood Products	18,710	2.8	18,932	2.7
Pulp	10,509	1.6	11,310	1.6
Paper and Board	55,062	8.2	55,438	7.9
Petroleum Products	9,715	1.4	14,813	2.1
Coal and other Fuels	2,616	0.4	1,451	0.2
Iron and Steel	33,462	5.0	31,351	4.5
Iron Ore	4,259	0.6	2,939	0.4
Non-Ferrous Metals	9,576	1.4	9,636	1.4
Other Minerals	2,443	0.4	2,579	0.4
Other Raw Materials	2,232	0.3	2,087	0.3
Manufactured Metal	19,287	2.9	19,584	2.8
Machinery and Equipment	234,974	34.8	255,898	36.5
Motor Vehicles and Spare Parts	93,847	13.9	91,475	13.0
Ships	2,798	0.4	1,223	0.2
Chemicals and Plastics	60,514	9.0	66,039	9.4
Clothes, Shoes and Leather	5,706	0.8	6,481	0.9
Other Manufactured Products	73,313	10.9	74,996	10.7
Other Products	830	0.1	829	0.1

Total Exports before Adjustment	657,398	97.4	685,516	97.7
Adjustment EU-trade(1)	17,773	2.6	16,096	2.3
Total Exports	675,171	100.0	701,612	100.0

(1)
This adjustment of EU-trade cannot be broken down by commodity groups.

	Year ended December 31,
	1998		1999
	millions of kronor	%	millions of kronor	%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	36,631	6.7	38,465	6.8
Wood Products	4,859	0.9	5,391	1.0
Pulp	1,509	0.3	1,785	0.3
Paper and Board	7,248	1.3	7,501	1.3
Petroleum Products	8,925	1.6	10,873	1.9
Crude Oil	15,050	2.8	20,447	3.6
Coal and other Fuels	4,345	0.8	2,517	0.4
Iron and Steel	20,481	3.8	18,992	3.3
Non-Ferrous Metals	10,333	1.9	9,774	1.7
Other Minerals	4,176	0.8	3,722	0.7
Other Raw Materials	5,780	1.1	5,902	1.0
Manufactured Metal	15,280	2.8	15,495	2.7
Machinery and Equipment	173,387	31.8	174,936	30.8
Motor Vehicles and Spare Parts	57,332	10.5	64,652	11.4
Ships	619	0.1	558	0.1
Chemicals and Plastics	54,048	9.9	58,599	10.3
Clothes, Shoes and Leather	21,837	4.0	22,531	4.0
Other Manufactured Products	71,848	13.2	74,649	13.2
Other Products	62	0.0	49	0.0

Total Imports before Adjustment	513,749	94.3	536,838	94.7
Adjustment EU-trade(1)	31,038	5.7	30,282	5.3
Total Imports	544,787	100.0	567,120	100.0

(1)
This adjustment of EU-trade cannot be broken down by commodity groups.

Geographic Distribution of Foreign Trade

        The following table summarizes Sweden's exports and imports by country and geographic area for the year 1999.

	Year ended December 31,
	1998		1999
	millions of Skr	%	millions of Skr	%
Exports (f.o.b.)
European Union (EU)
United Kingdom	61,967	9.2	65,342	9.3
Germany	73,741	10.9	74,608	10.6
Denmark	39,296	5.8	39,062	5.6
Finland	34,918	5.2	35,754	5.1
Other EU countries(1)	164,152	24.3	179,114	25.5
Adjustment EU-trade(2)	17,773	2.6	16,096	2.3

Total EU	391,847	58.0	409,976	58.4

European Free Trade Association (EFTA)
Norway	57,553	8.5	54,729	7.8
Other EFTA countries(3)	13,035	1.9	11,613	1.7

Total EFTA	70,588	10.5	66,342	9.5

Central and Eastern Europe	28,471	4.2	30,795	4.4
Russia	6,047	0.9	4,119	0.6
United States	57,751	8.6	64,261	9.2
Japan	14,147	2.1	16,798	2.4
State trading countries in Asia and America	12,991	1.9	13,324	1.9
OPEC countries	12,502	1.9	7,683	1.1
Other countries	80,827	12.0	88,315	12.6

Total Exports	675,171	100.0	701,612	100.0

(1)
France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)
The adjustment of EU-trade cannot be specified by EU-countries.

(3)
Switzerland, Liechtenstein and Iceland.

	Year ended December 31,
	1998		1999
	millions of Skr	%	millions of Skr	%
Imports (c.i.f.) by country of consignment
European Union (EU)	53,802	9.9	55,303	9.8
United Kingdom	96,903	17.8	95,091	16.8
Germany	33,633	6.2	37,398	6.6
Denmark	26,804	4.9	29,506	5.2
Finland	141,157	25.9	144,062	25.4
Other EU countries(1)	31,038	5.7	30,282	5.3
Adjustment EU-trade(2)

Total EU	383,336	70.4	391,642	69.1

European Free Trade Association (EFTA)
Norway	38,807	7.1	42,370	7.5
Other EFTA countries(3)	8,899	1.6	9,640	1.7

Total EFTA	47,705	8.8	52,010	9.2

Central and Eastern Europe	20,224	3.7	22,449	4.0
Russia	3,286	0.6	4,337	0.8
United States	31,870	5.8	33,248	5.9
Japan	13,272	2.4	16,179	2.9
State trading countries in Asia and America	5,584	1.0	6,847	1.2
OPEC countries	4,636	0.9	4,660	0.8
Other countries	34,874	6.4	35,748	6.3

Total Imports	544,787	100.0	567,120	100.0

(1)
France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)
The adjustment of EU-trade cannot be specified by EU-countries.

(3)
Switzerland, Liechtenstein and Iceland.

        10.   The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations". (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

	Year ended December 31,
	1998	1999
	(in billions of kronor)
CURRENT ACCOUNT	65.0	71.7

Trade in goods (f.o.b.—f.o.b.)	139.0	137.6

Net trade of goods	130.1	132.7
Correction items	8.9	4.9
Services	-20.4	-19.4

Transportation	4.6	9.9
Travel	-27.9	-32.0
Other services	2.9	2.7
Compensation of employees	-2.5	-2.2

Investment income	-23.5	-14.6

Direct investment	40.6	41.2
Portfolio investment excl. financial derivatives	-50.6	-42.8
Income on equity	-5.7	0.9
Income on debt (interest)	-44.9	-43.7
Other investment	-13.4	-12.9
Current transfers	-27.7	-29.7

Contributions etc. to/from the EU	-19.2	-19.3
Development assistance grants	-4.3	-5.3
Other current transfers	-4.2	-5.0
CAPITAL ACCOUNT	6.5	-18.1

Contributions etc. to/from the EU, investment	7.8	8.1
Development assistance grants, investment	-2.6	-2.4
Other	1.2	-23.8
FINANCIAL ACCOUNT	-12.6	-43.8

Direct investment	-38.2	321.6

Abroad	-193.7	-181.2
Equity capital	-122.7	-70.2
Loans etc.	-26.3	-41.3
Reinvested earnings	-44.7	-69.7
In Sweden	155.5	502.8
Equity capital	117.4	387.8
Loans etc.	18.3	82.2
Reinvested earnings	19.8	32.8
Portfolio investment excl. financial derivatives	-118.4	-295.0

Assets (change in Swedish inv. abroad)	-141.1	-308.9
Equity securities	-59.0	-251.1
Debt securities	-82.1	-57.7
Liabilities (change in foreign investment in Sweden)	22.8	13.9
Equity securities	-2.8	-32.8
Debt securities	25.6	46.7
Financial derivatives	-19.6	-0.8

Other investment	189.6	-52.9

Assets (change in Swedish investments abroad)	-47.3	-84.5
Loans	-47.9	-71.9
Trade credits & Other	0.6	-12.6
Liabilities (change in foreign investments in Sweden)	237.0	31.7
Loans	226.6	9.9
Trade credits & Other	10.3	21.7
Reserve assets	-26.2	-16.7
NET ERRORS AND OMISSIONS	-58.8	-9.8

        This annual report comprises:

          a)    Pages numbered 1 to 22 consecutively.

          b)    The following exhibits:

      Exhibit a) None
      Exhibit b) None
      Exhibit c) Revised Budget Statement

        This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the 29th of September, 2003.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ CHARLOTTE LUNDBERG Charlotte Lundberg Director
By:	/s/ ANNE GYNNERSTEDT Anne Gynnerstedt General Counsel

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